

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 9, 2006

Mr. David Saltman
Chief Executive Officer
Barnabus Energy, Inc.
514 Via De La Valle, Suite 200
Solana Beach, CA 92075

      Re: **Barnabus Energy, Inc.**
               Form 10-KSB for Fiscal Year Ended May 31, 2005
               Filed September 12, 2005
               Form 8-K Filed December 13, 2005
               Form 10-QSB for Fiscal Quarter Ended November 30, 2005
               Filed January 17, 2006
               File No. 0-50450

Dear Mr. Saltman:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended May 31, 2005

Description of Property

Sawtooth "A" Formation, page 14

1.   We note your disclosure of volumes described as "saleable gas". Instruction 5 to
        Item 102 of Regulation S-K states "Estimates of oil or gas reserves other than
        proved…and any estimated values of such reserves shall not be disclosed in any
        document publicly filed with the Commission..." If the volumes in question are
        proved, please so state. If not, please amend your document to remove them.

Financial Statements

Audit Opinion, page 2

2.   We note that your auditors are located in Vancouver, Canada. Please tell us how
        you concluded that it is appropriate, as a domestic filer, to utilize an auditor
        licensed outside of the United States. Under Article 2 of Regulation S-X, we
        believe that the audit report of a registrant (that is not a foreign private issuer)
        should ordinarily be rendered by an auditor licensed in the United States. Further
        guidance may be found in Section V.K of "International Reporting and Disclosure
        Issues in the Division of Corporation Finance" on the Commission's website at:

                http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P442
                69217

        Please tell us where your management and accounting records are situated, and
        where the majority of the audit work is conducted.

Form 8-K Filed December 13, 2005

3.   We note that you have loaned $250,000 to Connect Renewable Energy, Inc.
        (CRE), a company owned by one of your Directors. Please expand the disclosure
        in your filing to include the business purpose of the loan and the terms of this
        arrangement.

Form 10-QSB for the Fiscal Quarter Ended November 30, 2005

Financial Statements

Income Statement, page 5

4.   We note that you have presented an impairment of $589,923 on advances in respect of oil and gas properties below net loss from continuing operations as of November 30, 2005 on your income statement. However, according to paragraph B54 of SFAS 144 impairment losses must be reported as a component of income from continuing operations before income taxes. Please revise your presentation accordingly.

Statement of Cash Flows, page 7

5.   We note that you have recorded an obligation to issue shares for $2,436,951 within cash flows from financing activities in your statement of cash flows for the period ended November 30, 2005. Ordinarily, this entry would be shown as a liability under changes in working capital items within net cash flows used in operating activities. Please revise your financial statement accordingly, or tell us why you believe it is appropriate to present the obligation to issue shares in this manner.

Note 3 – Summary of Significant Accounting Policies

Note l – Exploration Costs, page 12

6.   You state, "Mineral property acquisition, exploration and development costs are expensed as incurred…" Please expand your disclosure to clarify the nature of the mineral costs to which you are referring. In this regard, since you account for your oil and gas operations using the full cost method, it is unclear as to why you are expensing these costs as incurred. If in regard to your mining operations, so state.

Note 7 – Advances in Respect of Oil and Gas Interest Acquisition, page 17

7.   We note that you entered into an Oil & Gas Asset Sale Agreement with Goldstar Gas Corp. in which you agreed to acquire a 90% interest in a bare trust. We understand that the agreement was rescinded and a settlement reached in January 2006. We also understand that the closing of the initial agreement was subject to the satisfaction of certain conditions precedent in the agreement, and that Goldstar agreed to permit you to hold the 90% interest in the trust in contemplation of the closing of the agreement. Please tell us why you believe it was appropriate to capitalize the costs you incurred in relation to this agreement since you did not own the property and tell us what type of agreement you had with Goldstar which

allowed you to hold the property. Further, please provide references to the accounting literature you applied.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing(s) or in response to our comments on your filing(s).

You may contact Tracie Towner at (202) 551-3744, or in her absence, Kim Calder at (202) 551- 3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief